LEHMAN BROTHERS

                                                 October 4, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel Kathleen Krebs Derek B. Swanson

Re:	Virgin Mobile USA, Inc. (“the Company”) Registration Statement on Form S-1 (File No. 333-142524)

Ladies and Gentlemen:

As Representatives of the several Underwriters of the Company’s proposed public offering of up to 31,625,000 shares of Class A Common Stock, we hereby join with the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m. (NYT) on October 10, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 25, 2007, through the date hereof:

Preliminary Prospectus dated September 25, 2007:

11,765 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

LEHMAN BROTHERS INC. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
BEAR, STEARNS & CO. INC.
As Representatives of the several Underwriters

By:	LEHMAN BROTHERS INC.

By:	/s/ Arlene Salmonson
Arlene Salmonson Vice President